Exhibit 12.1
Supplemental Financial Schedule II
TeleCommunication Systems, Inc.
Valuation and Qualifying Accounts
(amounts in thousands)

Column A	Column B	Column C	Column D	Column E

	Balance	Additions,
	Beginning	Costs, and		Balance End
Description	of Year	Expenses	Deductions	of Year

Year ended December 31, 2005
Allowance for Doubtful Accounts	$690	243	$(700)	$233

Year ended December 31, 2004
Allowance for Doubtful Accounts	$393	$556	$(259)	$690

Year ended December 31, 2003
Allowance for Doubtful Accounts	$361	$357	$(325)	$393
Schedules other than those listed above are omitted because of the absence of the conditions under which they are required or because the information called for is included in the consolidated financial statements or notes thereto.